UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MetaStat, Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

000 1404943

(CUSIP Number)

Peter E. Salas

P.O. Box 16867 Fernandina Beach, Florida 32034

phone  904 491 5003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

31 December, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dolphin Offshore Partners L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) [OO]

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,820,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,820,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.42%

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Person Peter E. Salas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	S

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.42%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement relates to the Common Stock of MetaStat, Inc. principal office at 8 Hillside Drive, Suite 207, Montclair, New Jersey 07042

Item 2. Identity and Background

Dolphin Offshore Partners, L.P. (“Dolphin”) is a Delaware limited partnership with its principal office at P.O. Box 16867, Fernandina Beach, FL 32034.  The managing general partner of Dolphin is Dolphin Mgmt. Services, Inc. a Delaware corporation (“Dolphin Mgmt.”) of which Peter Salas is President and controlling person.  Neither Dolphin nor Dolphin Mgmt . has been convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action, enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

Peter E. Salas (who is president of Dolphin Mgmt. as set out above)  has neither  been convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action ,  enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

On 31 December, 2014 Dolphin entered into a Securities Purchase Agreement  (“Purchase Agreement”) With MetaStat to purchase 182 non-voting shares of Series B convertible preferred stock at a purchase price of $1,001,000,with an 8% yearly dividend.  Each Preferred Shared has a stated value of $5,500.  These shares are convertible into 1,820,000 shares of  Common Stock at $0.55 per share.  In connection with this transaction the Company issued to Dolphin 1,365,000 Series A warrants convertible into  shares of Common  Stock at $0.70 and 455,000 Series B warrants convertible into share of Common Stock at $0.55.

Item3. Source and Amount of Funds or Other Consideration

The net investment cost of the shares of Common Stock directly or indirectly beneficially owned by Dolphin were purchased with the investment capital of Dolphin.

Item 4. Purpose of the Transaction

Dolphin purchased the forgoing investments for investment purposes.

Item 5. Interest in Securitas of Issuer

At the time of this filing Dolphin owns 182 non-voting shares of Series B convertible preferred stock  of MetaStat convertible into 1,820,000 shares, 8.42%,  of Common Stock and 1, 365,000 Series A warrants convertible into shares of Common Stock at $0.70 and 455,000 Series B warrants convertible into share of Common Stock at $0.55.

Items 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understanding, or relationships between Peter E. Salas or Dolphin Offshore Partners, L.P. with Securities of issuer.

Items 7.  Material to be filed as Exhibits:

None

Signature:

After responsible inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

10 January, 2015

DOLPHIN OFFSHORE PARTNERS, L.P.

BY: Dolphin Mgmt. Services, Inc. its Managing general Partner

BY:	/s/ Peter E. Salas